Jul. 11 2002 09:52AM P1 FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658

Page 1 of 1

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice - [redacted] The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purpo[redacted]ovisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of [redacted] the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclose[redacted]lies regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may cor[redacted]n(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02042545

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

BOX 2. INSIDER DATA 12g 82-1984

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 04 MONTH 07 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

SUPP

[BOX 3. NAME, ADDRESS] AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEVENSON
GIVEN NAMES: JOHN PAUL
NO. STREET APT: 1702-1166 ALBERNI STREET
CITY: VANCOUVER
PROV: B.C. POSTAL CODE: V6E3Z3
BUSINESS TELEPHONE NUMBER: 604-681-8556
BUSINESS FAX NUMBER: 604-687-5995
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	271119							271119	1	
COMMON	14308							14308	2	DIACAN VENTURES
COMMON	197741	02/07/02	10		500	5.00		197241	1	
		02/07/02	10	400		5.00		197641	1	
		02/07/02	10	300		5.10		197941	1	
		02/07/02	10	200		4.75		198141	1	
		02/07/02	10	100		4.99		198241	1	

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

02 JUL 11 AM 12:34

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of Diacan Ventures.

7/6

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 11 MONTH 07 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE